UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-38064

Aeterna Zentaris Inc.

(Translation of registrant’s name into English)

315 Sigma Drive, Summerville, South Carolina, USA 29486

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K, including the exhibits hereto, shall be deemed incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-232935), Form F-3 MEF (File No. 333-253178) and Forms S-8 (File Nos. 333-224737, 333-210561, 333-200834) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or Reports subsequently filed or furnished.

Other Information

On February 16, 2021, Aeterna Zentaris (the “Company”) entered into an underwriting agreement with H.C. Wainwright & Co., LLC (“Wainwright”) (as amended and restated, the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, the Company agreed to sell, in an upsized firm commitment offering, 20,509,746 common shares (the “Firm Shares”) of the Company (the “Common Shares”) to Wainwright at an offering price to the public of U.S.$1.45 per share, less underwriting discounts and commissions. In addition, pursuant to the Underwriting Agreement, the Company has granted Wainwright a 30-day option to purchase up to an additional 3,076,461 Common Shares (collectively with the Firm Shares, the “Shares”) at the same offering price to the public, less underwriting discounts and commissions.

The aggregate gross proceeds of the offering will be approximately U.S.$29.7 million, before deducting underwriting discounts and commissions and offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for general corporate purposes, which includes, among other purposes, the investigation of further therapeutic uses of Macrilen™ (macimorelin), the expansion of pipeline development activities, the further expansion of commercialization of macimorelin in available territories and the potential funding of a pediatric clinical trial in the E.U. and U.S. for macimorelin.

Wainwright is acting as the sole book-running manager for the offering. The Company will pay Wainwright an underwriting discount equal to 7.25% of the gross proceeds of the offering. The Company also agreed to pay Wainwright U.S.$50,000 for non-accountable expenses, an expense allowance of up to U.S.$100,000 for legal fees and other out-of-pocket expenses and $15,950 for Wainwright’s closing expenses. The Company agreed to issue to Wainwright, or its designees, warrants (the “Underwriter Warrants”) to purchase, in the aggregate, 1,435,682 Common Shares (equal to 7% of the aggregate number of Common Shares sold under the offering). The Underwriter Warrants will have a term of five years from the effective date of the offering and an exercise price of U.S.$1.8125, or 125% of the public offering price.

The Shares are being offered pursuant to the Company’s effective shelf registration statement on Form F-3, which was originally filed with the Securities and Exchange Commission on August 1, 2020, and was declared effective on August 15, 2019 (File No. 333-232935), the related registration statement on Form F-3 (File No. 333-253178), filed with the SEC on February 16, 2021 pursuant to Rule 462(b) of the Securities Act of 1933, as amended , that was effective on filing, a prospectus supplement thereunder dated February 16, 2021 and the accompanying base prospectus dated August 15, 2019. The offering is expected to close on or about February 19, 2021, subject to customary closing conditions.

The Underwriting Agreement contains customary representations, warranties, and covenants of the Company and also provides for customary indemnification by each of the Company and Wainwright against certain liabilities and customary contribution provisions in respect of those liabilities.

A copy of the opinion of Norton Rose Fulbright Canada LLP relating to the validity of the Shares is filed herewith as Exhibit 99.3.

The foregoing descriptions of the Underwriting Agreement and the Underwriter Warrants are not complete and are qualified in their entirety by reference to the full text of the Underwriting Agreement and the form of Underwriter Warrant, which are filed herewith as Exhibits 99.1 and 99.2, respectively to this Current Report on Form 6-K and are incorporated by reference herein. The Company issued press releases on February 16, 2021 announcing the pricing and upsizing of the offering, which press releases are attached here to as Exhibits 99.5 and 99.6, respectively.

Recent Warrant Exercises

During the period beginning on January 1, 2021 and ending on February 10, 2021, investors have exercised certain of our outstanding warrants to purchase 33,069,253 of our common shares for gross proceeds of approximately $19.0 million

DOCUMENTS INDEX

Exhibit	Description
99.1	Underwriting Agreement
99.2	Form of Underwriter Warrant
99.3	Opinion of Norton Rose Fulbright
99.4	Consent of Norton Rose Fulbright (included in Exhibit 99.3)
99.5	Press Release Dated February 16, 2021
99.6	Press Release Dated February 16, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AETERNA ZENTARIS INC.

Date:	February 18, 2021	By:	/s/ Klaus Paulini
Klaus Paulini
President and Chief Executive Officer